UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JAMES P. BRODER, Plaintiff, v. SUPPORT.COM, INC., JOSHUA E. SCHECTER, LANCE ROSENZWEIG, RICK BLOOM, BRIAN KELLEY, and BRADLEY L. RADOFF, Defendants.	Case No.: JURY TRIAL DEMANDED **COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS**

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, *inter alia*, the investigation of counsel as to all other allegations herein, as follows:

BACKGROUND

1. This action concerns a proposed transaction ("Proposed Transaction") announced on March 22, 2021, pursuant to which Support.com, Inc., ("Support" or the "Company") will merge with Greenidge Generation Holdings Inc. ("Greenidge").

2. On March 19, 2021, Support's Board of Directors (the "Board" or "Individual Defendants") caused the Company to enter into an agreement and plan of merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Support stockholders will receive 0.124 shares of Class A common stock of Greenidge for each share of Support common stock they own (the "Merger Consideration").

3. On May 4, 2021, in order to convince Support's Shareholders to vote in favor of the Proposed Transaction, Defendants filed a materially incomplete and misleading S-4

Registration Statement (the "Registration Statement") with the United States Securities and Exchange Commission ("SEC").

4. The Registration Statement omits material information with respect to the Proposed Transaction, which renders the Registration Statement false and misleading. Accordingly, Plaintiff alleges herein that defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the "1934 Act") in connection with the Proxy.

5. In addition, a special meeting of Support's stockholders will be held to vote on the Proposed Transaction (the "Stockholder Vote"). It is therefore imperative that the material information that has been omitted from the Registration Statement is disclosed prior to the Stockholder Vote so Support's stockholders can properly exercise their corporate voting rights and make an informed decision on whether to vote in favor of the merger.

JURISDICTION & VENUE

6. This Court has jurisdiction over the claims asserted herein pursuant to Section 27 of the 1934 Act and 28 U.S.C. §1331 because the claims asserted herein arise under Sections 14(a) and 20(a) of the 1934 Act and Rule 14a-9.

7. This Court has jurisdiction over Defendants because each defendant is either a corporation that conducts business in this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because, among other things: (a) the conduct at issue will have an effect in this District; (b) a substantial portion of the transactions and wrongs complained of herein, occurred in this District; and (c) certain Defendants have received

substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District. Additionally, the Company's shares trade on the NASDAQ, which is headquartered in this District.

THE PARTIES

9. Plaintiff is, and has been continuously throughout all times relevant hereto, a Support shareholder.

10. Defendant Support is a Delaware corporation and a party to the Merger Agreement. Support shares are traded on the NASDAQ under the ticker symbol "SPRT."

11. Defendant Joshua E. Schecter is a director of the Company.

12. Defendant Lance Rosenzweig is Chairman of the Board.

13. Defendant Rick Bloom is a director of the Company.

14. Defendant Brian Kelley is a director of the Company.

15. Defendant Bradley L. Radoff is a director of the Company.

FACTS

16. Support provides customer and technical support solutions delivered by home-based employees. Support's homesourcing model, which enables outsourced work to be delivered by people working from home, has been specifically designed for remote work, with attention to security, recruiting, training, delivery, and employee engagement.

17. Greenidge owns and operates a vertically integrated bitcoin mining and power generation facility in the Town of Torrey, New York. Greenidge is currently mining bitcoin and contributing to the security and transactability of the bitcoin ecosystem, while concurrently meeting the power needs of homes and businesses in its region. Greenidge is currently

a privately-held corporation and its securities are not traded on any exchange. Greenidge has applied to list its class A common stock on Nasdaq under the trading symbol "GREE."

18. On March 22, 2021, Support's Board caused the Company to enter into the Merger Agreement.

19. According to the press release announcing the Proposed Transaction:

> Dresden, New York and Los Angeles, California — March 22, 2021 /xx Newswire/ —
>
> Greenidge Generation Holdings Inc. ("Greenidge" or the "Company"), a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York, today announced it expects to become a Nasdaq listed company through a merger with Support.com (NASDAQ: SPRT). The companies have signed a definitive agreement to merge in a stock-for-stock transaction, subject to Support.com shareholder approval and other customary closing conditions. Upon closing of the proposed transaction, Support.com will become a wholly-owned subsidiary of Greenidge, which is expected to be listed on Nasdaq. Greenidge's environmentally-sound 106 MW natural gas plant currently powers 19 MW of mining capacity, which is expected to more than double to 41 MW by the end of Q2 2021 and reach 85 MW by the end of 2022. Greenidge is expected to be the only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation and plans to replicate its vertically integrated mining model at other power sites and expects to achieve at least 500 MW of mining capacity by 2025.
>
> ***
>
> Upon completion of the merger, stockholders and optionholders of Support.com will collectively own approximately 8% of Greenidge's outstanding Class A common stock. The Merger Agreement specifies that approximately 5% of Greenidge common stock will be paid to Support.com shareholders in consideration for the Support.com operating and other assets, and approximately 3% will be paid in consideration for the estimated $33 million of cash expected to be on Support.com's balance sheet at Closing using a formula set forth in the merger agreement. Based on Support.com's closing share price on March 19, 2020, Support.com stockholders would receive approximately 0.124 shares of Class A common stock of Greenidge for each share of Support.com.
>
> ***
>
> **Advisors**

> Winston & Strawn LLP is serving as legal advisor for Greenidge while B. Riley Securities, Inc. is serving as exclusive financial advisor to the Company. Pillsbury Winthrop Shaw Pittman LLP is serving as legal advisor for Support.com, and BTIG is serving as its financial advisor.

***

20. The Merger Consideration is unfair because, among other things, the intrinsic value of the Company is in excess of the amount the Company's stockholders will receive in connection with the Proposed Transaction.

21. It is therefore imperative that the Company's shareholders receive the material information that Defendants have omitted from the Registration Statements that they can meaningfully assess whether the Proposed Transaction is in their best interests prior to the vote.

22. Section 7.02 of the Merger Agreement has a "no solicitation" clause that prevents Support from soliciting alternative proposals and constraints its ability to negotiate with potential buyers:

> **(a) <u>No Solicitation of Transactions</u>**
>
> Each of Pubco and the Company agree that, from the date of this Agreement until the earlier of (x) the Closing Date or (y) the date on which this Agreement is terminated (the "Pre-Closing Period"), neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding such party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.01(e)); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 7.02(a) (but subject to compliance with this Section 7.02(a)) or any other provision of this Agreement, prior to the Pubco Stockholder Approval at the Special Meeting, Pubco may furnish non-

> public information to, enter into or engage in discussions or negotiations with, execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, and publicly propose to do any of the foregoing with any Person in response to a bona fide, unsolicited written Acquisition Proposal or Acquisition Inquiry by such Person which the Pubco Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer if: (A) neither Pubco nor any of its Representative shall have breached this Section 7.02(a) in any material respect; (B) the Pubco Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; (C) Pubco receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to Pubco as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, Pubco furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Pubco to the Company). Without limiting the generality of the foregoing, each of the Company and Pubco acknowledges and agrees that, in the event any Representative of such party (whether or not such Representative is purporting to act on behalf of such party) takes any action that, if taken by such party, would constitute a breach of this Section 7.02(a) by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 7.02(a) by such party for purposes of this Agreement.

23. In addition, Section 9.03 of the Merger Agreement requires Support to pay up to a $3,500,000 "termination fee" in the event this agreement is terminated by Support and improperly constrains the Company from obtaining a superior offer. Such a termination fee is excessive and unduly restrictive to Support s ability to consider other offers.

24. Defendants filed the Registration Statement with the SEC in connection with the Proposed Transaction.

25. The Registration Statement omits material information concerning Support's and Greenidge's financial projections.

26. With respect to Support's and Greenidge's financial projections, the Registration Statement fails to disclose all line items used to calculate EBITDA and reconciliation of all non-

GAAP to GAAP metrics.

27. The disclosure of projected financial information is material information necessary for stockholders to gain an understanding of the basis for any projections as to the future financial performance of the combined company. In addition, this information is material and necessary for stockholders to understand the financial analyses performed by the companies' financial advisors rendered in support of any fairness opinion.

28. Second, the Registration Statement omits material information regarding the analyses performed by the Company's financial advisor BTIG, LLC ("BTIG Advisors") in connection with the Proposed Transaction.

29. With respect to BTIG Advisors' *Discounted Cash Flow Analyses*, regarding Support, the Registration Statement fails to disclose (i) the terminal/continuing value of the Company; (ii) the basis for the metric of terminal multiples of 3.0 x to 7.0; (iii) the individual inputs and assumptions underlying the discount rates ranging from 9.1% to 17.1%.

30. With respect to BTIG Advisors' *Discounted Cash Flow Analyses*, regarding Greenidge, the Registration Statement fails to disclose (i) the terminal/continuing value of the Greenidge; (ii) the basis for the metric of terminal multiples of 15.0x to 25.0x (iii) the individual inputs and assumptions underlying the discount rates ranging from 7.8% to 15.8%.

31. Third, the Registration Statement fails to disclose whether BTIG performed past services for any parties to the Merger Agreement or their affiliates including the timing and nature of such services and the amount of any compensation received by BTIG for providing such services.

32. Full disclosure of investment banker compensation and all potential conflicts is material information stockholders of Support are entitled to receive in deciding what weight to

place on the opinions and roles played by the investment banks in the Proposed Transaction

33. The omission of the above-referenced material information renders the Registration Statement false and misleading.

34. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company's stockholders.

CLAIMS FOR RELIEF

COUNT I

(AGAINST ALL DEFENDANTS FOR VIOLATIONS OF SECTION 14(a) OF THE EXCHANGE ACT AND RULE 14a-9 PROMULGATED THEREUNDER)

35. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

36. Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, requires that Registration Statement communications with stockholders shall not contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." 17 C.F.R. § 240.14a-9.

37. Defendants issued the Registration Statement with the intention of soliciting stockholder support for the Proposed Transaction. Each of the Defendants reviewed and authorized the dissemination of the Registration Statement and the use of their name in the Proxy, which fails to provide critical information regarding, among other things, the financial projections that were prepared by the Company and relied upon by the Board in recommending the Company's stockholders vote in favor of the Proposed Transaction.

38. In so doing, Defendants made untrue statements of fact and/or omitted material

facts necessary to make the statements made not misleading. By virtue of their roles as officers and/or directors, each of the Individual Defendants were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Registration Statement, but nonetheless failed to obtain and disclose such information to stockholders as required.

39. The preparation of a Registration Statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. Defendants were negligent in preparing and reviewing the Registration Statement. Defendants were also negligent in choosing to omit material information from the Registration Statement nor failing to notice the material omissions in the Registration Statement upon reviewing it, which they were required to do carefully.

40. The misrepresentations and omissions in the Registration Statement are material to Plaintiff, who will be deprived of her right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. Plaintiff has no adequate remedy at law.

COUNT II

(AGAINST THE INDIVIDUAL DEFENDANTS FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT)

41. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

42. The Individual Defendants acted as controlling persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as directors of the Company, and participation in and/or awareness of the Company's operations

and/or intimate knowledge of the incomplete and misleading statements contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

43. Each of the Individual Defendants was provided with or had unlimited access to copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

44. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The Registration Statement at issue contains the unanimous recommendation of the Board to approve the Proposed Transaction. The Individual Defendants were thus directly involved in the making of the Registration Statement.

45. In addition, as the Registration Statements forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Registration Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

46. By virtue of the foregoing, the Individual Defendants have violated Section 20(a)

of the Exchange Act.

47. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants' conduct, Plaintiff will be irreparably harmed.

48. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to disseminate a Registration Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(a) and/or 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff's attorneys' and experts' fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby requests a trial by jury on all issues so triable.

Dated: May 12, 2021

MOORE KUEHN, PLLC
/s/Justin Kuehn
Justin A. Kuehn
Fletcher W. Moore
30 Wall Street, 8th floor
New York, New York 10005
Tel: (212) 709-8245
jkuehn@moorekuehn.com
fmoore@moorekuehn.com
Attorneys for Plaintiff